Exhibit 15.1

The Stockholders and Board of Directors of Union Bankshares Corporation:

We are aware of the incorporation by reference in Amendedment No. 1 to the Registration Statement on Form S-4 (No. 333-228455) of Union Bankshares Corporation and the related Joint Proxy Statement/Prospectus of Union Bankshares Corporation and Access National Corporation, for the registration of shares of Union Bankshares Corporation’s common stock of our reports dated May 9, 2018, August 7, 2018, and November 6, 2018 relating to the unaudited consolidated interim financial statements of Union Bankshares Corporation that are included in its Forms 10-Q for the quarters ended March 31, 2018, June 30, 2018, and September 30, 2018.

Under Rule 436(c) of the Securities Act of 1933, as amended, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933, as amended.

/s/ Ernst & Young LLP

Richmond, Virginia
December 10, 2018